UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Commission File Number) 333-72343

True Temper Sports, Inc.

(Exact name of Issuing Entity as specified in its charter)

8275 Tournament Drive, Suite 200

Memphis, TN  38125

(901) 746-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 3/8% Senior Subordinated Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 140

Pursuant to the requirements of the Securities Exchange Act of 1934, True Temper Sports, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

True Temper Sports, Inc.

Date:	November 12, 2009	By:	/s/ Jason A. Jenne
			Name:	Jason A. Jenne
			Title:	Vice President, Chief Financial Officer and Principal Accounting Officer